GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Funding Mtg Sec I, 2006-S9
2. Factor Summary	Asset Type:	Mortgage Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	09/28/2006
	First Distribution Date:	10/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	10/23/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	10/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	10/24/2006
8. Collateral Summary	Definitive:	09/29/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone:	651-495-7000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report	Bond Administrator:	Jocelyn Manilay
15. Distribution Percentages	Telephone:	818-260-1504
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40412
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749577AA0	42,573,000.00	42,573,000.00	6.25000000	0.00	221,734.38	221,734.38	0.00	0.00	0.00	42,573,000.00
A-2	749577AB8	1,659,000.00	1,659,000.00	6.25000000	0.00	8,640.63	8,640.63	0.00	0.00	0.00	1,659,000.00
A-3	749577AC6	108,945,000.00	108,945,000.00	5.75000000	0.00	522,028.13	522,028.13	0.00	0.00	0.00	108,945,000.00
A-4	749577AD4	34,965,000.00	34,965,000.00	5.75000000	0.00	167,540.63	167,540.63	0.00	0.00	0.00	34,965,000.00
A-5	749577AE2	78,921,000.00	78,921,000.00	6.25000000	330,682.03	411,046.88	741,728.91	0.00	0.00	0.00	78,590,317.97
A-6	749577AF9	5,038,000.00	5,038,000.00	6.25000000	2,399,552.37	0.00	2,399,552.37	0.00	0.00	26,239.58	2,664,687.21
A-7	749577AG7	100,000.00	100,000.00	6.25000000	0.00	0.00	0.00	0.00	0.00	520.83	100,520.83
A-8	749577AH5	53,500,000.00	53,500,000.00	5.97000000	460,387.54	266,162.50	726,550.04	0.00	0.00	0.00	53,039,612.46
A-9	749577AJ1	53,500,000.00[1]	53,500,000.00[1]	0.27999993	0.00	12,483.33	12,483.33	0.00	0.00	0.00	53,039,612.46[1]
A-10	749577AK8	80,677,000.00	80,677,000.00	6.25000000	1,177,000.00	420,192.71	1,597,192.71	0.00	0.00	0.00	79,500,000.00
A-11	749577AL6	19,147,000.00	19,147,000.00	6.25000000	0.00	99,723.96	99,723.96	0.00	0.00	0.00	19,147,000.00
A-12	749577AM4	11,512,800.00[1]	11,512,800.00[1]	6.25000000	0.00	59,962.50	59,962.50	0.00	0.00	0.00	11,512,800.00[1]
A-P	749577AN2	205,694.04	205,694.04	0.00000000	155.61	0.00	155.61	0.00	0.00	0.00	205,538.43
A-V	749577AP7	442,317,844.95[1]	442,317,844.95[1]	0.31277317	0.00	115,287.63	115,287.63	0.00	0.00	0.00	437,966,850.08[1]
R-I	749577AQ5	100.00	100.00	6.25000000	100.00	0.52	100.52	0.00	0.00	0.00	0.00
R-II	749577AR3	100.00	100.00	6.25000000	100.00	0.52	100.52	0.00	0.00	0.00	0.00
M-1	749577AS1	9,509,800.00	9,509,800.00	6.25000000	5,605.87	49,530.21	55,136.08	0.00	0.00	0.00	9,504,194.13
M-2	749577AT9	2,653,900.00	2,653,900.00	6.25000000	1,564.43	13,822.40	15,386.83	0.00	0.00	0.00	2,652,335.57
M-3	749577AU6	1,769,300.00	1,769,300.00	6.25000000	1,042.97	9,215.10	10,258.07	0.00	0.00	0.00	1,768,257.03
B-1	749577AV4	884,600.00	884,600.00	6.25000000	521.46	4,607.29	5,128.75	0.00	0.00	0.00	884,078.54
B-2	749577AW2	884,700.00	884,700.00	6.25000000	521.52	4,607.81	5,129.33	0.00	0.00	0.00	884,178.48
B-3	749577AX0	884,650.91	884,650.91	6.25000000	521.49	4,607.56	5,129.05	0.00	0.00	0.00	884,129.42
Deal Totals		**442,317,844.95**	**442,317,844.95**		**4,377,755.29**	**2,391,194.69**	**6,768,949.98**	**0.00**	**0.00**	**26,760.41**	**437,966,850.07**

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S9
October 25, 2006

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749577AA0	1,000.00000000	0.00000000	5.20833345	5.20833345	0.00000000	0.00000000	1,000.00000000
A-2	749577AB8	1,000.00000000	0.00000000	5.20833635	5.20833635	0.00000000	0.00000000	1,000.00000000
A-3	749577AC6	1,000.00000000	0.00000000	4.79166671	4.79166671	0.00000000	0.00000000	1,000.00000000
A-4	749577AD4	1,000.00000000	0.00000000	4.79166681	4.79166681	0.00000000	0.00000000	1,000.00000000
A-5	749577AE2	1,000.00000000	4.19003852	5.20833340	9.39837192	0.00000000	0.00000000	995.80996148
A-6	749577AF9	1,000.00000000	476.29066495	0.00000000	476.29066495	5.20833267	0.00000000	528.91766773
A-7	749577AG7	1,000.00000000	0.00000000	0.00000000	0.00000000	5.20830000	0.00000000	1,005.20830000
A-8	749577AH5	1,000.00000000	8.60537458	4.97500000	13.58037458	0.00000000	0.00000000	991.39462542
A-9	749577AJ1	1,000.00000000	0.00000000	0.23333327	0.23333327	0.00000000	0.00000000	991.39462542
A-10	749577AK8	1,000.00000000	14.58904025	5.20833335	19.79737360	0.00000000	0.00000000	985.41095975
A-11	749577AL6	1,000.00000000	0.00000000	5.20833342	5.20833342	0.00000000	0.00000000	1,000.00000000
A-12	749577AM4	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-P	749577AN2	1,000.00000000	0.75651195	0.00000000	0.75651195	0.00000000	0.00000000	999.24348805
A-V	749577AP7	1,000.00000000	0.00000000	0.26064431	0.26064431	0.00000000	0.00000000	990.16319391
R-I	749577AQ5	1,000.00000000	1,000.00000000	5.20000000	1,005.20000000	0.00000000	0.00000000	0.00000000
R-II	749577AR3	1,000.00000000	1,000.00000000	5.20000000	1,005.20000000	0.00000000	0.00000000	0.00000000
M-1	749577AS1	1,000.00000000	0.58948348	5.20833351	5.79781699	0.00000000	0.00000000	999.41051652
M-2	749577AT9	1,000.00000000	0.58948340	5.20833490	5.79781831	0.00000000	0.00000000	999.41051660
M-3	749577AU6	1,000.00000000	0.58948172	5.20833098	5.79781269	0.00000000	0.00000000	999.41051828
B-1	749577AV4	1,000.00000000	0.58948677	5.20833145	5.79781822	0.00000000	0.00000000	999.41051323
B-2	749577AW2	1,000.00000000	0.58948796	5.20833051	5.79781847	0.00000000	0.00000000	999.41051204
B-3	749577AX0	1,000.00000000	0.58948676	5.20833692	5.79782369	0.00000000	0.00000000	999.41051324

Deal Factor :	99.01631939%

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S9

October 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	42,573,000.00	6.25000000	221,734.38	0.00	0.00	0.00	0.00	221,734.38	0.00
A-2	09/01/2006	09/30/2006	30/360	1,659,000.00	6.25000000	8,640.63	0.00	0.00	0.00	0.00	8,640.63	0.00
A-3	09/01/2006	09/30/2006	30/360	108,945,000.00	5.75000000	522,028.13	0.00	0.00	0.00	0.00	522,028.13	0.00
A-4	09/01/2006	09/30/2006	30/360	34,965,000.00	5.75000000	167,540.63	0.00	0.00	0.00	0.00	167,540.63	0.00
A-5	09/01/2006	09/30/2006	30/360	78,921,000.00	6.25000000	411,046.88	0.00	0.00	0.00	0.00	411,046.88	0.00
A-6	09/01/2006	09/30/2006	30/360	5,038,000.00	6.25000000	26,239.58	0.00	26,239.58	0.00	0.00	0.00	0.00
A-7	09/01/2006	09/30/2006	30/360	100,000.00	6.25000000	520.83	0.00	520.83	0.00	0.00	0.00	0.00
A-8	09/01/2006	09/30/2006	30/360	53,500,000.00	5.97000000	266,162.50	0.00	0.00	0.00	0.00	266,162.50	0.00
A-9	09/01/2006	09/30/2006	30/360	53,500,000.00 [1]	0.27999993	12,483.33	0.00	0.00	0.00	0.00	12,483.33	0.00
A-10	09/01/2006	09/30/2006	30/360	80,677,000.00	6.25000000	420,192.71	0.00	0.00	0.00	0.00	420,192.71	0.00
A-11	09/01/2006	09/30/2006	30/360	19,147,000.00	6.25000000	99,723.96	0.00	0.00	0.00	0.00	99,723.96	0.00
A-12	09/01/2006	09/30/2006	30/360	11,512,800.00 [1]	6.25000000	59,962.50	0.00	0.00	0.00	0.00	59,962.50	0.00
A-V	09/01/2006	09/30/2006	30/360	442,317,844.95 [1]	0.31277317	115,287.63	0.00	0.00	0.00	0.00	115,287.63	0.00
R-I	09/01/2006	09/30/2006	30/360	100.00	6.25000000	0.52	0.00	0.00	0.00	0.00	0.52	0.00
R-II	09/01/2006	09/30/2006	30/360	100.00	6.25000000	0.52	0.00	0.00	0.00	0.00	0.52	0.00
M-1	09/01/2006	09/30/2006	30/360	9,509,800.00	6.25000000	49,530.21	0.00	0.00	0.00	0.00	49,530.21	0.00
M-2	09/01/2006	09/30/2006	30/360	2,653,900.00	6.25000000	13,822.40	0.00	0.00	0.00	0.00	13,822.40	0.00
M-3	09/01/2006	09/30/2006	30/360	1,769,300.00	6.25000000	9,215.10	0.00	0.00	0.00	0.00	9,215.10	0.00
B-1	09/01/2006	09/30/2006	30/360	884,600.00	6.25000000	4,607.29	0.00	0.00	0.00	0.00	4,607.29	0.00
B-2	09/01/2006	09/30/2006	30/360	884,700.00	6.25000000	4,607.81	0.00	0.00	0.00	0.00	4,607.81	0.00
B-3	09/01/2006	09/30/2006	30/360	884,650.91	6.25000000	4,607.56	0.00	0.00	0.00	0.00	4,607.56	0.00
Deal Totals				**442,112,150.91**		**2,417,955.10**	**0.00**	**26,760.41**	**0.00**	**0.00**	**2,391,194.69**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	5.33000000	A-8, A-9

INITIAL LIBOR RATE = 5.32%

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	2,396.07	2,396.07	0.00	0	0.00	92,812.48	28,474.81	15,865.69	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	886	442,317,844.95	886	442,317,844.95	103	367,117.29	6	3,723,129.35	0	0.00	0	0.00	880	437,966,850.08

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.89008454	6.89040306	358.06	356.91	6.55986668	6.56018905	6.55986668	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	10.56%				10.56%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	874	435,404,031.03	0	0.00	0	0.00	0	0.00	0.00	874	435,404,031.03
30 days	6	2,562,819.05	0	0.00	0	0.00	0	0.00	0.00	6	2,562,819.05
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**880**	**437,966,850.08**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**880**	**437,966,850.08**
Current	99.32%	99.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.32%	99.41%
30 days	0.68%	0.59%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.68%	0.59%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S9

October 25, 2006

11. Delinquency Data

	Totals			
	Count	% Count	Balance	% Balance
1 Month	6	0.68%	2,562,819.05	0.59%
2 Months	0	0.00%	0.00	0.00%
3 Months	0	0.00%	0.00	0.00%
4 Months	0	0.00%	0.00	0.00%
5 Months	0	0.00%	0.00	0.00%
6 Months	0	0.00%	0.00	0.00%
7 Months	0	0.00%	0.00	0.00%
8 Months	0	0.00%	0.00	0.00%
9 Months	0	0.00%	0.00	0.00%
10 Months	0	0.00%	0.00	0.00%
11 Months	0	0.00%	0.00	0.00%
12 Months	0	0.00%	0.00	0.00%
13 Months	0	0.00%	0.00	0.00%
14 Months	0	0.00%	0.00	0.00%
15 Months	0	0.00%	0.00	0.00%
16 Months	0	0.00%	0.00	0.00%
17 Months	0	0.00%	0.00	0.00%
18 Months	0	0.00%	0.00	0.00%
19 Months	0	0.00%	0.00	0.00%
20 Months	0	0.00%	0.00	0.00%
21 Months	0	0.00%	0.00	0.00%
22 Months	0	0.00%	0.00	0.00%
23 Months	0	0.00%	0.00	0.00%
24 Months	0	0.00%	0.00	0.00%
25 Months	0	0.00%	0.00	0.00%
26 Months	0	0.00%	0.00	0.00%
27 Months	0	0.00%	0.00	0.00%
28 Months	0	0.00%	0.00	0.00%
29 Months	0	0.00%	0.00	0.00%
30 Months	0	0.00%	0.00	0.00%
31 Months	0	0.00%	0.00	0.00%
32 Months	0	0.00%	0.00	0.00%
33 Months	0	0.00%	0.00	0.00%
34 Months	0	0.00%	0.00	0.00%
35 Months	0	0.00%	0.00	0.00%
36 Months	0	0.00%	0.00	0.00%
37 Months	0	0.00%	0.00	0.00%
38 Months	0	0.00%	0.00	0.00%
39 Months	0	0.00%	0.00	0.00%
40 Months	0	0.00%	0.00	0.00%
41 Months	0	0.00%	0.00	0.00%
42 Months	0	0.00%	0.00	0.00%
43 Months	0	0.00%	0.00	0.00%
44 Months	0	0.00%	0.00	0.00%
45 Months	0	0.00%	0.00	0.00%
46 Months	0	0.00%	0.00	0.00%
47 Months	0	0.00%	0.00	0.00%
48 Months	0	0.00%	0.00	0.00%
49 Months	0	0.00%	0.00	0.00%
50 Months	0	0.00%	0.00	0.00%
51 Months	0	0.00%	0.00	0.00%
52 Months	0	0.00%	0.00	0.00%
53 Months	0	0.00%	0.00	0.00%
54 Months	0	0.00%	0.00	0.00%
55 Months	0	0.00%	0.00	0.00%
56 Months	0	0.00%	0.00	0.00%
57 Months	0	0.00%	0.00	0.00%
58 Months	0	0.00%	0.00	0.00%
59 Months	0	0.00%	0.00	0.00%
60+ Months	0	0.00%	0.00	0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * \ldots * (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**4,423,179.00**	**13,269,535.00**	**122,749.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
CLASS A-8 RESERVE	Bear, Stearns & Co., Inc.	0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-8 Yield Maintenance Agreement	Bear, Stearns & Co., Inc.	03/25/2016	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		95.73400472%	100.00000000%

	Ending Percentage
M-1	2.47203827%
M-2	0.68987175%
M-3	0.45992317%
Class M Total:	3.62183319%
B-1	0.22994859%
B-2	0.22997458%
B-3	0.22996182%
Class B Total:	0.68988499%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Funding Mortgage Securities I, 2006-S9
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	6,795,028.69
Prepayment Premium	N/A
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	2,396.07
Total Deposits	6,797,424.76

Uses of Funds	Amount
Transfer to Certificate Account	6,768,949.98
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	28,474.81
Derivative Payment	NA
Total Withdrawals	6,797,424.79
Ending Balance	0.00